
10011929


SPARTAN

TRANSFORMATION

Spartan Motors, Inc. Summary Annual Report 2009

To Our Stakeholders:

FOR SPARTAN MOTORS, INC., 2009 WAS A YEAR OF TRANSFORMATION.

AS WITH ALL AMERICAN COMPANIES, WE FACED STRONG ECONOMIC HEADWINDS AS THE YEAR BEGAN . . .

CONSUMER CONFIDENCE WAS DEPRESSED, consumer and business spending were down, credit markets remained locked and companies were shedding jobs. Despite coming off a strong 2008, which was our best-ever year for sales and earnings, SMI was not immune to these forces.

A slowdown in the market for motorhomes, one of our key product lines, coupled with the completion of a critical defense contract, delivered a heavy one-two punch to our top-line revenues, which declined more than 49 percent on a year-over-year basis. But SMI managed to end the year as one of a select group of manufacturers that **remained profitable and held steady on our dividend**. This was all achieved in the toughest year to be in business since the Great Depression.

We accomplished much last year, including the acquisition of Utilimaster, a company that will allow us to diversify our revenue stream and accelerate our transformation. For the year ended Dec. 31, 2009, SMI posted net sales of $429.9 million compared to record net sales of $844.4 million in 2008. Our 2009 net income was $11.8 million, or $0.36 per diluted share, compared with record net income of $42.7 million, or $1.30 per diluted share for 2008.

Additional noteworthy points for the year include:

- Gross margin increased to 19.0 percent in 2009, up from 17.5 percent in 2008
- Operating expenses were reduced by $16.2 million
- Excluding Utilimaster, total backlog increased 25.7 percent over 2008
- Positive operating cash flow of $38.1 million

Coming off a record year and facing such intense challenges was tough for SMI, which designs and builds five brands of specialty vehicles—Spartan Chassis®, Crimson Fire®, Crimson Fire Aerials®, Road Rescue® and our newest brand, Utilimaster®—that serve six markets: emergency response, outdoor recreation, defense and government service, delivery and service, aftermarket parts and assemblies, and specialty.

Over the last three years, we had grown into an organization that was stretched to support nearly $850 million in sales. When our sales dropped significantly during 2009, SMI began to resize and realign resources to meet this new reality—with some pretty amazing results, which we will detail in the following pages.

While 2010 has the potential to be as challenging a year as 2009, our corporate transformation is well underway. We have made the right changes and are on very solid ground as we pursue a goal of diversifying into new markets while continuing to grow in our existing markets.

We must work aggressively to implement and execute the strategic directives, organization changes, lean programs and diversification initiatives put into place last year. We will also remain focused on the integration of Utilimaster. The coming year will be one of investing in the future—and executing—so that what we accomplish will reap rewards in 2011 and 2012.

DETERMINATION

WE BEGAN OUR TRANSFORMATION BY TURNING to our strategic directives. In 2008, our senior leadership team and board of directors established six strategic directives designed to guide us as a company through 2012. Last year, we revisited these initiatives, adding four additional directives and designating members of the management team who will champion their success.

The strategic directives include:

Customer centric—Recognizing the stakeholder groups that comprise the SMI model and ensuring that we anticipate and deliver what they want in a way that makes us easy to do business with.

Lean—Eliminating waste in all we do.

Innovative—Developing innovative products and services that compel consumers to buy from us and are difficult for competitors to replicate.

Brand leadership—Striving to be among the top brands in each market where we compete.

Value maximization—Seizing all opportunities related to our products and services and leveraging our successes by expanding our offerings.

Global—Creating a strategic presence that enhances operational performance yet reduces risk to economic fluctuation.


SPARTAN

CEO John E. Sztykiel (left) and outgoing Chairman David R. Wilson have guided Spartan Motors through a market expansion. SMI currently serves six markets and makes a variety of products, including:

Fire trucks
Aerials
Fire truck chassis
Aerial chassis
Ambulance chassis
Ambulances
NEAT
Step vans
MRAP
Class A motorhome chassis
Coach-ready platforms
Aftermarket parts and assemblies
Mobile drilling platforms
Truck bodies

Speed and agility—Anticipating market opportunities and changing course to take full advantage of them.
Financial stewardship—Maintaining a strong balance sheet that gives us the flexibility to fund our growth initiatives while maintaining profitability.
Green—Working to utilize a green methodology in all we produce and how we operate.
Social responsibility—Striving to be a good corporate citizen.

These directives form the backbone of our operational and strategic game plan. They are being reinforced with all associates through a consistent and continual communication process. We encourage all SMI associates to focus on their individual work responsibilities and look for ways to make improvements that align with the strategic directives. This allows our organizational transformation to begin from the ground up.



2009 results:
Assigning responsibility for implementation of each strategic directive led to immediate, measurable successes, including:

Lean: Reduced operating costs by 20 percent

Financial stewardship: Maintained profitability despite 49 percent decline in sales

Innovation: Introduced new, cutting-edge products in three key markets, including the NEAT ambulance (pictured above), Next Generation Platform for motorhome chassis and Legend for fire trucks

LEADERSHIP

SMI ALSO STRENGTHENED ITS SENIOR LEADERSHIP team and board, adding depth, outside experience and strong management and strategic skills at the board and C-suite levels. All three of these talented executives hit the ground running and have been key in developing, defining and implementing needed changes. They are:

Tom W. Gorman, who joined SMI in June in the newly created position of chief operating officer. In addition to overseeing our operations, Gorman leads our strategic growth initiatives. He brings 26 years of management, operations and manufacturing expertise to his new role, joining us most recently from Fluid Routing Solutions, where he was president of business development and engineering.

Joseph M. Nowicki, CPA, was selected as CFO to replace Jim Knapp, who retired after seven years at SMI leading our financial operations. Prior to joining SMI, Nowicki spent 17 years with office furniture giant Herman Miller, Inc., known for its iconic designs and innovative brands. He brings more than 20 years of strong financial management and operations expertise to the position.

Ron Harbour was elected to a three-year term on the board of directors, serving as an independent director. A recognized manufacturing expert, Harbour is a partner at the international consulting firm Oliver Wyman, which publishes *The Harbour Report,* an authoritative guide to automotive manufacturing in North America. He has a solid background in the assessment, development and implementation of quality, cost and productivity improvements in factories worldwide.

REORGANIZATION

ONE OF THE MOST VISIBLE—AND COMPREHENSIVE— areas where transformation has taken place is in the reorganization or restructuring of the company. Back-to-back years of record sales and earnings in both 2007 and 2008 had prompted SMI to grow across the board—we added facilities, increased headcount and spent more on tradeshows and other marketing outreach to keep pace with very intense demand that propelled us over the $844 million mark.

But when key segments of our business declined, the infrastructure remained. Starting in January 2009, we began taking a hard look at our cost structure to realign expenditures with the new reality of reduced revenues as it takes time to execute properly.

We looked across the board at every facet of the organization as we began the reorganization process by:
Consolidating production to shutter two facilities, allowing us to maximize capacity and improve efficiencies.
Restructuring headcount to align with decreased production needs while encouraging our entire team to embrace the principles of lean and to work more efficiently and effectively.
Reducing operating expenses and adjusting our cost structure to be more aligned to current levels of demand.
Realigning debt and capital structures to strengthen the balance sheet. We established new relationships with two large banks, securing a new credit line and an increase in the limit on




FedEx

From the top: An associate at Road Rescue pays close attention to the fine details that set our ambulances apart from the competition. Custom chassis form the foundation of our business and many of our vehicles. Utilimaster builds vehicles for FedEx and other leading national brands.




ups
666143
Hybrid Electric Vehicle

From the top: Performance and dependability are built into every Crimson Fire vehicle. The new Next Generation Platform is a revolutionary new product. Utilimaster delivers so that UPS drivers can, too.

our revolving credit line. We also renegotiated our long-term debt at favorable rates.

ALIGNMENT

ANOTHER KEY COMPONENT OF THE REORGANIZATION process was transforming the structure of our organization. In the past, we had always relied on our subsidiaries—Spartan Chassis, Road Rescue, Crimson Fire and Crimson Fire Aerials, along with a very lean SMI corporate team—to guide the organization. Yet this silo approach proved cumbersome in the market and, on occasion, disruptive within our ranks. A thorough evaluation revealed it was raising our indirect cost structure.

In November, we introduced a new matrix structure to expand our thinking from a product focus to a broader market focus. The idea was to tear down silos and remove pigeonholes—for example, rather than thinking we just make motorhome chassis, we broadened the view to consider other opportunities in outdoor recreation. The new matrix system encourages taking waste out of the system by standardizing processes and minimizing or eliminating redundancies. Finally, the move allows us to accelerate continuous improvement.

Our new structure revolves around a **market focus** and a **leverage focus**. Our **market** focus will allow us to concentrate on the markets where we sell products, both today and in the future. These include:

- Emergency response vehicles
- Emergency response chassis
- Outdoor recreation/RV
- Defense and government
- Delivery/service
- Aftermarket parts and assemblies
- New markets

Our market focus allows us to concentrate on increasing our market penetration in North America while expanding globally outside of the United States. It will also enable us to introduce new products and increase the speed with which we bring those products from concept to the market.

Our **leverage** focus will allow us to work "behind the curtain," focusing on current and new markets, eliminating duplication and maximizing value. Our leverage focus will include areas from marketing and quality to product development and supply chain management.

This approach will be a huge separator for Spartan Motors, as most other specialty vehicle companies are very silo oriented.

INNOVATION

DESPITE THE CHALLENGES IN THE ECONOMY, we must remain focused on growth. A key component of our growth has always come through innovation. During 2009, we again invested heavily in innovation, which is central to our corporate transformation from both a revolutionary and an evolutionary standpoint.

Revolutionary: We launched a cross-functional Advanced Market Development team drawn from engineering, design, manufacturing and sales. They are focused exclusively on what market needs will be two to five years out—and what SMI must do to position ourselves to capture new business opportunities.

The focus here is on "revolutionary" development—investigating new markets, both from a product and service perspective and a geography perspective, developing the next "change the structure" of the market initiative. Over the past two years, we have introduced nine new products. Some of these include:

- *Non-Emergency Ambulance Transport, or NEAT,* a low-cost transport vehicle designed to transport patients not in critical condition—but still needing to get to a doctor or hospital
- *Next Generation Platform, or NGP,* a patent-pending, first-of-its-kind highline RV cab and chassis design that provides enhanced flexibility for customizing interiors and exteriors
- *24K Independent Front Suspension, or IFS,* the newest level of performance in air-ride suspension systems for emergency-response chassis

Evolutionary: Our market teams remain focused on more "evolutionary" product development, working to develop new must-have products, technology and services each



SMI saved more than $9 million during 2009 by realigning operations, resizing the cost structure, reducing headcount, and recasting capital and debt structures. We also reduced our receivables during the year. By the end of the fourth quarter, days sales outstanding had dropped 26 percent from the start of the year. Accounts receivable dollars were reduced by 39 percent year-over-year. All of this activity allowed us to pay cash for a good portion of our acquisition of Utilimaster.



Demographic trends remain in our favor: Each day, more than 11,000 Americans will turn 50

More than 54 million people in North America have some sort of physical handicap

Calls for help are constant—one every 1.25 seconds

More than $104 billion was spent by U.S. consumers on green goods and services in 2004



A parting word
from Dave Wilson:
At our annual meeting in May, I will step down as Chairman of Spartan Motors and retire from the Board. It has been my great pleasure to serve in this role for the past eight years and to have been part of the Spartan Board since 1996. As I leave, I have the utmost confidence in Hugh Sloan, our next Chairman. Under his leadership, our excellent management team will focus on the future with a strong, clear vision to achieve sustainable returns on our shareholders' investment.

and every year that "defend and extend" our existing market share.

In 2010, we will continue to invest in research and development initiatives such as our cab and chassis redesign. Such investment is critical to new product and market development, ensuring our place as a market leader.

DIVERSIFICATION

THE FRUIT OF MUCH OF THESE EFFORTS CAME together in November as we announced the acquisition of Utilimaster, a leading manufacturer of parcel, walk-in vans and commercial truck bodies. While we had looked at scores of potential acquisition targets, Utilimaster proved to be the best fit, complementing our skill and knowledge set while allowing us to diversify.

Utilimaster, which is based in Indiana and has nearly 550 associates, has given us an entrée into the delivery and service market. It aligns with our strategic directives, allowing us to diversify our portfolio of brands and cement brand leadership in a key market area. It will allow us to diversify our 2010 revenues by approximately 20 percent.

Utilimaster has an excellent, profitable client base, including FedEx, UPS, Frito-Lay, Cintas and other market leaders in the parcel, textile, baking and snack, utility and other industries. It enjoys a meaningful share in all the markets where it operates, including truck bodies and service, parts and accessories. Utilimaster has built a strong balance sheet and has a solid track record of financial performance—even when markets are down.

Perhaps just as importantly, Utilimaster shares a similar corporate culture with SMI. We are both Midwestern companies with strong Midwestern values that emphasize honesty, openness and integrity.

We fully anticipate that the combined company will be a much larger business, with a broader array of products and services that will position us for even greater growth. We will remain customer centric but lower our break-even point. The integration of Spartan and Utilimaster is a key initiative that will further our transformation as a company in the coming year. We have established an integration task force and are focused on properly executing this integration.

COMMUNICATION

ONE OF THE FINAL PIECES IN THIS EQUATION IS communication. We feel we have an excellent story to tell and are more committed than ever to get the word out to our key stakeholders—investors like you, Wall Street analysts, customers, suppliers, associates and others.

Make no mistake about it: SMI has a solid foundation. We have done much of the work needed in 2009 to transform ourselves into a more agile, innovative organization focused on profitable global growth. But more work lies ahead in 2010. The economic recovery is still tenuous at this point, and we anticipate that things will continue to demand flexibility in order to capture opportunity.

Analysts, brokers and institutional shareholders tell us that our message resonates with them. Ongoing communication with our internal stakeholders will ensure we move forward with our strategic directives, the integration of Utilimaster and our growth plans—making our story even more compelling.

We appreciate the hard work of all SMI associates, whose dedicated efforts allowed us to achieve so much in 2009—and who will be key to the success of our ongoing transformation in 2010. We remain committed to enhancing shareholder value and appreciate the continued confidence you have in SMI. As always, thank you for your support.

David R. Wilson
CHAIRMAN OF THE BOARD

John E. Sztykiel
CHIEF EXECUTIVE OFFICER


specialty
emergency response
aftermarket parts and assemblies
delivery and service
outdoor recreation
defense and government service
SPARTAN
ziker
Look Their Best...

SPARTAN MOTORS IS DEDICATED TO TRANSFORMING THE WORLD THROUGH SPECIALTY VEHICLES

BRANDS:
Spartan Chassis®
Crimson Fire®
Crimson Fire Aerials®
Road Rescue®
Utilimaster®

LOCATIONS:
Michigan
Indiana
Pennsylvania
South Carolina
South Dakota
Texas
Ontario

ASSOCIATES:
1,600 in seven locations


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$429.9
05
06
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08
09

NET SALES
IN MILLIONS


40
30
20
10
0
$11.8
05
06
07
08
09

NET EARNINGS
IN MILLIONS


400
300
200
100
0
$247.6
05
06
07
08
09

BACKLOG
IN MILLIONS


1.00
.75
.50
.25
0
$0.36
05
06
07
08
09

EARNINGS PER SHARE
DILUTED


20%
15%
10%
5%
0
6.8%
05
06
07
08
09

RETURN ON INVESTED CAPITAL[1]


60
45
30
15
0
$38.1
05
06
07
08
09

OPERATING CASH FLOW
IN MILLIONS

1 *The Company defines return on invested capital as operating income, less taxes, divided by total shareholders' equity.*

FINANCIAL STATEMENTS: *The following financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this Summary Annual Report. More comprehensive financial information is provided in the Form 10-K, which is normally mailed with this Summary Annual Report. Additional copies are available upon request.*

Spartan Motors, Inc. and Subsidiaries

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31,	2009	2008	2007	2006	2005
Sales	429.9	844.4	681.9	445.4	343.0
Cost of products sold	347.9	696.1	585.4	372.0	294.2
Gross profit	82.0	148.3	96.5	73.4	48.8
Gross margin	19.0%	17.5%	14.2%	16.5%	14.2%
Operating expenses	63.4	79.6	57.3	44.0	36.1
Goodwill impairment	—	—	—	2.1	—
Depreciation and amortization	7.8	6.1	4.1	2.9	2.6
Operating income	18.6	68.7	39.3	27.3	12.7
Operating margin	4.3%	8.1%	5.8%	6.1%	3.7%
Net earnings	11.8	42.7	24.5	16.8	8.3
Net profit margin	2.7%	5.1%	3.6%	3.8%	2.4%
Diluted earnings per share	0.36	1.30	0.75	0.55	0.29
Net cash provided by (used in)	38.1	56.5	(6.7)	(20.6)	4.8
Return on equity[1]	6.7%	28.5%	21.1%	19.1%	11.8%
Return on invested capital[2]	6.8%	25.8%	19.8%	15.7%	10.4%

NOTE: All amounts are in millions of U.S. dollars except percentages and per share amounts.

1 The Company defines return on equity as net earnings divided by average shareholders' equity.

2 The Company defines return on invested capital as operating income, less taxes, divided by total shareholders' equity.

Spartan Motors, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 18,475,152	$ 13,741,062
Accounts receivable, less allowance for doubtful accounts of $932,000 in 2009 and $146,600 in 2008	46,377,237	75,935,246
Inventories	102,401,523	86,648,048
Deferred income tax assets	6,983,605	7,075,733
Income taxes receivable	4,212,140	—
Deposits on engines	—	5,457,078
Other current assets	3,663,701	2,606,659
Total current assets	182,113,358	191,463,826
Property, plant and equipment, net	80,228,206	66,785,515
Goodwill	18,404,278	2,457,028
Intangible assets, net	11,490,763	—
Deferred income tax assets	—	241,000
Other assets	1,040,704	192,964
Total assets	$ 293,277,309	$ 261,140,333
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 20,136,830	$ 21,775,970
Accrued warranty	6,691,686	8,352,239
Accrued customer rebates	1,323,691	1,497,673
Accrued compensation and related taxes	5,520,378	12,135,600
Accrued vacation	1,912,304	1,904,655
Deposits from customers	11,992,316	9,922,282
Other current liabilities and accrued expenses	6,299,762	4,584,312
Taxes on income	—	1,971,921
Current portion of long-term debt	11,145,823	10,639,832
Total current liabilities	65,022,790	72,784,484
Other non-current liabilities	4,189,272	1,157,000
Long-term debt, less current portion	35,203,765	16,555,616
Deferred income tax liabilities	8,341,339	—
Shareholders' equity:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	—	—
Common stock, $0.01 par value; 40,000,000 shares authorized; issued 32,894,157 shares and 32,572,289 shares in 2009 and 2008, respectively	328,942	325,723
Additional paid in capital	67,099,466	64,606,608
Retained earnings	113,091,735	105,710,902
Total shareholders' equity	180,520,143	170,643,233
Total liabilities and shareholders' equity	$ 293,277,309	$ 261,140,333

Spartan Motors, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31,	2009	2008	2007
Sales	$ 429,926,452	$ 844,390,226	$ 681,922,475
Cost of products sold	347,647,911	696,120,232	585,421,207
Restructuring charges	269,967	—	—
Gross profit	82,008,574	148,269,994	96,501,268
Operating expenses:			
Research and development	17,703,745	19,460,546	15,868,348
Selling, general and administrative	44,947,159	60,097,686	41,382,741
Restructuring charges	713,001	—	—
Operating income	18,644,669	68,711,762	39,250,179
Other income (expense):			
Interest expense	(1,338,635)	(2,061,767)	(1,747,754)
Interest and other income	753,048	679,229	724,852
Earnings before taxes on income	18,059,082	67,329,224	38,227,277
Taxes on income	6,287,000	24,615,000	13,723,000
Net earnings	$ 11,772,082	$ 42,714,224	$ 24,504,277
Basic net earnings per share	$ 0.36	$ 1.31	$ 0.76
Diluted net earnings per share	$ 0.36	$ 1.30	$ 0.75
Basic weighted average common shares outstanding	32,729,000	32,582,000	32,113,000
Diluted weighted average common shares outstanding	32,916,000	32,817,000	32,816,000

Spartan Motors, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2009	2008	2007
Cash flows from operating activities:			
Net earnings	$ 11,772,082	$ 42,714,224	$ 24,504,277
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,764,683	6,059,138	4,062,789
Loss on disposal of assets	442,248	57,620	86,425
Tax expense (benefit) related to stock incentive plan transactions	(139,949)	627,099	(3,556,165)
Deferred income tax expense (benefit)	2,529,241	383,099	(3,488,175)
Stock based compensation related to stock awards	2,331,655	2,696,941	1,793,883
Decrease (increase) in operating assets, net of acquired business:			
Accounts receivable	37,359,367	56,971,313	(70,286,432)
Inventories	(895,523)	16,427,741	(38,902,595)
Income taxes receivable	(2,792,597)	—	—
Other assets	5,438,398	(5,933,052)	11,012,831
Increase (decrease) in operating liabilities, net of acquired business:			
Accounts payable	(8,840,911)	(68,993,542)	60,066,016
Accrued warranty	(3,204,651)	(2,471,293)	4,442,792
Accrued customer rebates	(173,982)	(465,092)	(1,507,852)
Accrued compensation and related taxes	(8,415,818)	1,705,044	2,718,135
Accrued vacation	7,649	146,301	274,965
Deposits from customers	2,070,034	4,382,458	(1,925,598)
Other current liabilities and accrued expenses	(4,473,116)	1,217,487	775,341
Taxes on income	(2,655,184)	925,748	3,235,610
Total adjustments	26,351,544	13,737,010	(31,198,030)
Net cash provided by (used in) operating activities	38,123,626	56,451,234	(6,693,753)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(5,814,491)	(16,290,066)	(31,182,496)
Proceeds from sale of property, plant and equipment	143,561	61,008	19,200
Acquisition of business, net of cash acquired	(42,318,358)	—	—
Net cash used in investing activities	(47,989,288)	(16,229,058)	(31,163,296)
Cash flows from financing activities:			
Proceeds from long-term debt	45,000,000	203,500,000	168,800,000
Payments on long-term debt	(26,173,421)	(239,522,672)	(131,321,105)
Net proceeds (use of cash) from the exercise or vesting of stock incentive awards	304,541	(109,467)	3,626,722
Purchase and retirement of common stock	(435,426)	—	(2,768,869)
Cash retained (paid) related to tax impact of stock incentive plan transactions	139,949	(627,099)	3,556,165
Payment of dividends	(4,235,891)	(3,249,743)	(4,342,889)
Net cash provided by (used in) financing activities	14,599,752	(40,008,981)	37,550,024
Net increase (decrease) in cash and cash equivalents	4,734,090	213,195	(307,025)
Cash and cash equivalents at beginning of year	13,741,062	13,527,867	13,834,892
Cash and cash equivalents at end of year	$ 18,475,152	$ 13,741,062	$ 13,527,867


SPARTAN

SPARTAN MOTORS, INC.

CORPORATE INFORMATION

NASDAQ: SPAR

Board of Directors

David R. Wilson
Chairman of the Board
Consultant, Automotive, Heavy Truck Industry

Richard R. Current
Vice President and Chief Financial Officer,
Neogen Corporation

Ron Harbour
Partner, Oliver Wyman (Consulting Firm)

Kenneth Kaczmarek
Former Chief Financial Officer,
Volvo North America

Hugh W. Sloan, Jr.
Deputy Chairman, Woodbridge Foam Corp.

George Tesseris
Retired Managing Partner,
Tesseris, P.C. (Law Firm)

William F. Foster
Vice President, Spartan Motors, Inc.

John E. Sztykiel
Chief Executive Officer and President,
Spartan Motors, Inc.

Corporate Officers

John E. Sztykiel
Chief Executive Officer and President

Tom W. Gorman
Chief Operating Officer

Joseph M. Nowicki
Chief Financial Officer and Treasurer

Thomas T. Kivell
Vice President, Secretary and General Counsel

William F. Foster
Vice President

Corporate Headquarters

Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, Michigan 48813
(517) 543-6400

Transfer Agent

American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449

Independent Auditors

BDO Seidman, LLP
99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503
(616) 774-7000

Shareholder Information

Shares of the Company's stock are traded on The Nasdaq Global Select Market® under the ticker symbol SPAR. The Company's 10-K report filed with the Securities & Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Spartan Motors web site (www.spartanmotors.com).

For more information, contact:
Spartan Motors, Inc.
Joseph M. Nowicki
1000 Reynolds Road
Charlotte, Michigan 48813
(517) 997-3844

Comparison of Five-Year Cumulative Total Shareholder Return

This graph compares the cumulative total shareholder return on Spartan Motors common stock to the CRSP Total Return Index for The Nasdaq Stock Market (CRSP NASDAQ) and the CRSP Total Return Index for Trucking and Transportation Stocks reported on The Nasdaq Stock Market (CRSP T&T), over a five-year period ended December 31, 2009, using December 31, 2004 as the starting point. The CRSP NASDAQ is a broad-based equity market index developed by the Center for Research in Security Prices at the University of Chicago. The CRSP T&T is comprised of companies with a market capitalization similar to that of Spartan Motors and also is developed by the Center for Research in Security Prices. The CRSP NASDAQ index and CRSP T&T index both assume dividend reinvestment. Cumulative total shareholder return is measured by dividing (1) the sum of: (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period, by (2) the share price at the beginning of the measurement period.


SPARTAN MOTORS, INC.
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Spartan Motors, Inc.

1000 Reynolds Road | Charlotte, Michigan 48813 | (517) 543-6400 | www.spartanmotors.com

NASDAQ: SPAR



SPARTAN

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